Exhibit 1

Ellomay Capital Receives Approval for Listing on NYSE Amex

Tel-Aviv, Israel, August 18, 2011 – Ellomay Capital Ltd. (EMYCF) (“Ellomay” or the “Company”), today announced that it has received notification that its ordinary shares have been approved for listing on the NYSE Amex stock exchange and has chosen Knight Capital Americas, L.P. as its designated market maker. Ellomay expects its ordinary shares to begin trading on the NYSE Amex under the trading symbol “ELLO” on August 22, 2011. Ellomay’s ordinary shares will continue to trade on the OTCQB under its current symbol, “EMYCF,” until such date.

“Our listing on the NYSE Amex marks a significant milestone in our corporate strategic plan,” said Shlomo Nehama, Chairman of Ellomay. “Since our first investment in the photovoltaic industry in Italy in March 2010, we continued to build and develop our portfolio in the field of renewable and clean energy, which now includes several additional Italian photovoltaic plants, a stake in the Israeli Dorad power plant and contracts to acquire rights in several gas and oil exploration licenses in the Mediterranean sea. We believe that this move to the NYSE Amex is in the best interests of our shareholders and expect that it will result in increased visibility with current and potential investors and additional liquidity in the capital markets for our ordinary shares.”

“We welcome Ellomay Capital to the NYSE Euronext family of listed companies and to NYSE Amex,” said Scott Cutler, Executive Vice President, NYSE Euronext. “Ellomay and its shareholders will benefit from superior market quality and technology, a broad array of issuer and investor services, and a global brand association. We look forward to building a strong and lasting partnership with the Company and its shareholders.”

About Ellomay Capital

Ellomay Capital Ltd. is an Israeli company that invests in the energy and infrastructure fields, primarily in Italy and in Israel. The Company’s investments include several photovoltaic plants, located in the Marche and Puglia Regions in Italy, holdings in the Dorad power plant located in Ashkelon, Israel and contracts to acquire rights in several gas and oil exploration licenses in the Mediterranean sea.

About NYSE Euronext

NYSE Euronext (NYX) is a leading global operator of financial markets and provider of innovative trading technologies. The company's exchanges in Europe and the United States trade equities, futures, options, fixed-income and exchange-traded products. With approximately 8,000 listed issues (excluding European Structured Products), NYSE Euronext's equities markets -- the New York Stock Exchange, NYSE Euronext, NYSE Amex, NYSE Alternext and NYSE Arca -- represent one-third of the world's equities trading, the most liquidity of any global exchange group. NYSE Euronext also operates NYSE Liffe, one of the leading European derivatives businesses and the world's second-largest derivatives business by value of trading. The company offers comprehensive commercial technology, connectivity and market data products and services through NYSE Technologies. NYSE Euronext is in the S&P 500 index, and is the only exchange operator in the Fortune 500. For more information, please visit: http://www.nyx.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including results of discussions with NYSE Amex. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F, copies of which are available from the SEC or may be obtained upon request from the Company. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com